Exhibit 12
General Electric Company
Computation of Ratio of Earnings to Fixed Charges

Nine months
ended
September 30,
2013
(Dollars in millions)	(Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$11,221
Plus:
Interest and other financial charges included in expense(b)	7,700
One-third of rental expense(c)	404
Adjusted “earnings”	$19,325

Fixed charges:
Interest and other financial charges included in expense(b)	$7,700
Interest capitalized	(21)
One-third of rental expense(c)	404
Total fixed charges	$8,083

Ratio of earnings to fixed charges	2.39

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.